Filed Pursuant to Rule 253(g)(2)

File No. 024-11169

SUPPLEMENT DATED MAY 18, 2021

TO OFFERING CIRCULAR DATED NOVEMBER 10, 2020

Legion Works, Inc.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated November 10, 2020 (the “Offering Circular”) of Legion Works, Inc. (the “Company”). This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated November 10, 2020, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available HERE, as supplemented HERE and HERE.

More recent financial information about the Company is available in its 2020 Annual Report filed on Form 1-K, available HERE, and is hereby incorporated by reference herein.

The purpose of this supplement is to announce the following changes to the Offering Circular, effective immediately:

•	Announce a change to the price to the public and the minimum investment amount.

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Price; Minimum Investment

We have determined that the price to the public for each Unit will be $3.00. Each Unit consists of one (1) share of Voting Common Stock and one-half (1/2) Warrant exercisable for one-half (1/2) share of Voting Common Stock at $3.90.

The minimum investment in this offering is $1,050.00, or 350 Units, for investors investing in cash.

As of May 12, 2021, the Company has received committed subscriptions for a total of 3,919,549 Units at the per Unit price of $2.50. Assuming the remaining 7,480,451 Units to be sold by the Company are sold at the per Unit price of $3.00, the Company would raise an additional $22,441,353 in gross proceeds from the sale of Units and $14,586,878 in gross proceeds from the exercise of the remaining Warrants at an exercise price of $3.90 per share of Voting Common Stock.

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